state of Delaware
Secretary of State
Division of Corporations
Delivered 11:41 AM 06/30/2004
FILED 11 :19 AM 06/30/2004
SW 040482689 - 2419873 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

KIRLIN HOLDING CORP

Pursuant to Section 242 Of the

General Corporation Law of Delaware

The undersigned Chairman of Kirlin Holding Corp. ("Corporation") DOES HEREEY CERTIFY:

FIRST: The name of the Corporation is Kirlin in Holding Corp,

SECOND: The Certificate of Incorporation of the Corporation is hereby amended by deleting the 1st paragraph under paragraph 4 In its entirety and by substituting the following new first paragraph in lieu thereof:

"The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is sixteen million (16,000,000) shares, of which Fifteen million (15,000,000) shares shall be designated as the common stock, par value $.01 per share, and one million (l ,000,000) shares of which shall be designated as the preferred stock, par value $.01 per share of the Corporation."

THIRD: The foregoing Amendment to the Certificate of Incorporation was duly approved by the Corporation's Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and thereafter was duly adopted by the affirmative vote of the holders of 11 majority of the outstanding stock entitled to vote thereon at a meeting of stockholders.

IN WITNESS WHEREOF, I have executed this Certificate of Amendment this 24 day of June, 2004

Davi 0. tindner

Chairman and Chief Executive Officer